SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

(Commission File No. 1-15256)

BRASIL TELECOM S.A.

(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)    .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)    .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A.

(PUBLICLY-HELD COMPANY)

CORPORATE TAXPAYERS’ REGISTRY NO. (CNPJ/MF) 76.535.764/0001-43

BOARD OF TRADE (NIRE) 53 3 0000622 - 9

MINUTES OF THE ANNUAL SHAREHOLDERS’ MEETING

Held on April 27, 2010, at 11:00 a.m.

(Drafted as a summary, pursuant to Paragraph 1 of Article 130 of Law No. 6,404/76)

1. Date, time and place:

On April 27, 2010, at 11:00 a.m. at the headquarters of Brasil Telecom S.A. (“Company”), in the city of Brasilia – Federal District, at SIA SUL – ASP, Lote D, Bloco B.

2. Agenda:

(2.1) To acknowledge the Management Accounts, examine, discuss and vote on the Management Report and the Financial Statements for the year ended December 31, 2009, as well as the report of the independent auditors;

(2.2) To decide on the proposal for allocation of results for the year of 2009 and the payment of share interest to employees, pursuant to article 45 of the Bylaws;

(2.3) To elect the members of the Fiscal Council and their alternates; and

(2.4) To determine the compensation of the Company’s managers and members of the Fiscal Council.

3. Call Notice: Call notice published in the newspapers “Diário Oficial da União”, Section 3, on March 26, 29 and 30, 2010, pages 154, 185 and 172, respectively; “Valor Econômico - Edição Nacional”, on March 26, 29 and 30, 2010, pages C11, C4 and A16, respectively; and “Jornal de Brasília” on March 26, 29 and 30, 2010, pages 14, 13 and 21, respectively, pursuant to Article 133, of Law No. 6,404/76.

4. Attendance: Shareholders representing more than 87.80% (eighty-seven point eight percent) of voting shares of the Company and 40.33% (forty point thirty-three percent) of non-voting preferred shares, according to records and signatures in the Shareholders’ Attendance Record. The following persons also attended the meeting: Julio Cesar Pinto and David Tavares, representing the Company, Allan Kardec de Melo Ferreira, member of the Fiscal Council, and Marco A. Brandão Simurro, representing Deloitte Touche Tohmatsu Auditores Independentes.

This page is part of the Minutes of the Annual Shareholders’ Meeting of Brasil Telecom S.A., held on April 27, 2010, at 11:00 am

5. Chair: Upon checking the legal quorum, and in accordance with the provisions of Article 17 of the Company’s Bylaws, the meeting was called by Executive Officer Julio Cesar Pinto, and Maria Gabriela Campos da Silva Menezes Côrtes and Rafael Padilha Calábria acted as Chair and Secretary of the meeting, respectively.

6. Decisions: Upon proposal by the Chair, the shareholders present unanimously approved the drafting of the minutes of this Annual Shareholders’ Meeting as a summary, as well as its publication without their signatures, pursuant to Article 130 of Law No. 6,404/76. The shareholders present also unanimously decided to forego the reading of the meeting’s agenda and related documents.

6.1. Regarding item 2.1 of the agenda, taking into account the proposal by the Board of Executive Officers, the agreement of the Board of Directors and the opinions of the Fiscal Council and the Independent Auditors, a majority of the shareholders present approved without reservation, with abstentions and votes against recorded and to be filed at the Company’s headquarters, the Company’s Balance Sheet and the rest of the Financial Statements, as well as the Management Report, for the year ended December 31, 2009, published on March 22, 2010.

6.2. Regarding item 2.2 of the agenda, pursuant to the proposal by the Management regarding the 2009 Financial Statements, published on March 22, 2010, considering that the Company did not record net profits, it was unanimously approved, with abstentions and votes against recorded and to be filed at the Company’s headquarters, that the losses for the year of R$1,142,689,137.98 (one billion, one hundred and forty-two million, six hundred and eighty-nine thousand one hundred and thirty-seven reais and ninety-eight centavos), minus: (i) R$82,637,568.21 (eight-two million, six hundred and thirty-seven thousand, five hundred and sixty-eight reais and twenty-one centavos) related to the change in capital resulting from the merger of Brasil Telecom Participações S.A. on September 30, 2009, recorded as accumulated profits; (ii) R$129,774.47 (one hundred and twenty-nine thousand, seven hundred and seventy-four reais and forty-seven centavos) related to non-exercised stock options (stock options Law 11,638/07); and (iii) R$11,501,301.41 (eleven million, five hundred and one thousand, three hundred and one reais and forty-one centavos) related to prescribed dividends and interest on shareholders’ capital, resulting in a total of R$1,048,420,493.77 (one billion, forty-eight million, four hundred and twenty thousand, four hundred and ninety-three reais and forty-one centavos), be absorbed as follows: R$1,031,301,236.18 (one billion, thirty-one million, three hundred and one thousand, two hundred and thirty-six reais and eighteen centavos) by the investment reserves and R$17,119,257.59 (seventeen million, one hundred and nineteen thousand, two hundred and fifty-seven reais and fifty-nine

This page is part of the Minutes of the Annual Shareholders’ Meeting of Brasil Telecom S.A., held on April 27, 2010, at 11:00 am centavos) by the legal reserves. Finally, payment of the share of profits to the Company’s employees, in a total amount of up to R$27,920,863.24 (twenty seven million, nine hundred and twenty thousand, eight hundred and sixty-three reais and twenty-four centavos), was also unanimously approved, with abstentions and votes against recorded and filed at the Company’s headquarters.

6.3. Regarding item 2.3 of the agenda, having been nominated by the controlling shareholder, the following members of the Fiscal Council were duly elected by a majority of those present, with the vote against recorded and to be filed at the Company’s headquarters, for a term of office effective until the Annual Shareholders’ Meeting to be held in 2011: (1) as member, Aparecido Carlos Correia Galdino, Brazilian, widower, business administrator, Identity Card No. 5.635.466 issued by SSP/SP, and registered under CPF/MF No. 666.708.708-25, living in the city of São Paulo, State of São Paulo, at Av. Dr. Chucri Zaidan, 920, 16º floor, Vila Cordeiro, CEP 04583-110, and his alternate, Sidnei Nunes, Brazilian, married, business administrator, Identity Card No. 11.581.938 issued by SSP/SP and registered under CPF/MF No. 011.355.928-37, living in the city of São Paulo, State of São Paulo, at Rua Visconde de Taunay 627, apartment 31 – Boullonais Building; (2) as member, Eder Carvalho Magalhães, Brazilian, married, accountant, Identity Card No. M 4.334.299 issued by SSP/MG, and registered under CPF/MF No. 637.838.356-15, living in the city of Belo Horizonte, State of Minas Gerais, at Av. do Contorno No. 8123, Cidade Jardim, and his alternate, Sergio Bernstein, Brazilian, married, civil engineer, Identity Card No. 5.850.726 issued by SSP/SP and registered under CPF/MF No. 007.296.208-91, living in the city of São Paulo, State of São Paulo, at Rua Barão de Santa Eulália No. 231, apartment 121 – Real Park; (3) as member, Allan Kardec de Melo Ferreira, Brazilian, widower, lawyer, Identity Card No. M – 92.892, issued by SSP/MG, registered under CPF/MF No. 054.541.586-15, living in the city of Belo Horizonte, State of Minas Gerais, at Rua Oscar Versiani Caldeira No. 239, Mangabeiras, and his alternate Dênis Kleber Gomide Leite, married, lawyer and business administrator, Identity Card No. M – 559.801 issued by SSP/MG, registered under CPF/MF No. 125.011.406-30, living in the city of Belo Horizonte, State of Minas Gerais, at Rua Miranda Ribeiro No. 220, apartment 301 - Vila Paris.

Following the vote, the nomination of a member and alternate of the Fiscal Council by shareholder Tempo Capital Principal Fundo de Investimento de Ações, as well as the nomination of the members that ultimately came to be elected, as indicated below, by a group of shareholders led by CSHG Verde Master Fundo de Investimento Multimercado, were recorded. The majority of shareholders holding preferred shares approved, pursuant to Article 161, Paragraph 4, Line “a” of Law No. 6,404/76, the controlling shareholder having abstained from voting on this matter, the election of the following members of the Fiscal Council: (4) Marcos Duarte Santos, Brazilian, single, production engineer,

This page is part of the Minutes of the Annual Shareholders’ Meeting of Brasil Telecom S.A., held on April 27, 2010, at 11:00 am

Identity Card No. 08383583-5 issued by IFP/RJ, and registered under CPF/MF No. 014.066.837-36, living in the city of Rio de Janeiro, State of Rio de Janeiro, at Av. Sernambetiba, 3600, bloco 5, apartment 2103, Barra da Tijuca, and his alternate, Carlos Eduardo Parente de Oliveira Alves, Brazilian, married, engineer, Identity Card No. 10.639.034-7, issued by IFP/RJ, and registered under CPF No. 079.968.627-10, living in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua Timóteo da Costa no. 600, Bloco 1, apartment 701, CEP 22450-130. During the election it was declared that none of those elected have impediments or legal restrictions that prevent them from being placed in office.

6.4. Regarding item 2.4 of the agenda, a majority of the shareholders present, with the abstentions and votes against recorded and to be filed at the Company’s headquarters, approved the management’s proposal to establish Management compensation for the next fiscal year as follows: global allowance for the Board of Directors of up to R$187,740.00 (one hundred and eighty-seven thousand, seven hundred and forty reais); global allowance for the Company’s executive officers of up to R$1,043,000.00 (one million and forty-three thousand reais), not including possible amounts paid as benefits, representation allowances or profit sharing; and annual allowance for the Fiscal Council, according to the minimum limit established by law, pursuant to Paragraph 3 of Article 162 of Law No. 6,404/76, establishing a minimum monthly compensation of R$2,500.00 (two thousand five hundred reais) for each member, being that the members of the Fiscal Council will be reimbursed for travel expenses, provided that such expenses have the same treatment, limits and criteria as those used for the Company’s employees.

7. Closing:

With no other matters to discuss, the meeting was adjourned and these minutes were drafted. After being read, the minutes were approved by the shareholders that formed the necessary quorum for approval of the decisions described above. Shareholders present: COARI PARTICIPAÇÕES S/A; TEMPO CAPITAL PRINCIPAL FUNDO DE INVESTIMENTO DE AÇÕES; POLO FUNDO DE INVESTIMENTO EM AÇÕES; POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO; VINSON FUND, LLC; AUSTRALIAN REWARD INVESTMENT ALLIANCE; ABU DHABI RETIREMENT PENSIONS END BENEFITS FUND; ACADIAN EMERGING MARKETS EQUITY FUND; ASCENSION HEALTH; ASCENSION HEALTH MASTER PENSION TRUST; AT&T UNION WELFARE BENEFIT TRUST; WILMINGTON INTERNATIIONAL EQUITY FUND SELECT, L.P.; BGI EMERGING MARKETS STRATEGIC INSIGHTS FUND LTD; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CENTRAL STATES SOUTHEAST SOUTHWEST AREAS PENSION FUND; COLLEGE RETIREMENT EQUITIES FUND; EATON VANCE STRUCTURED EMERGING MARKETS FUND; EATON VANCE TAX-MANAGED EMERGING MARKETS FUND; EMERGING GLOBAL SHARES

This page is part of the Minutes of the Annual Shareholders’ Meeting of Brasil Telecom S.A., held on April 27, 2010, at 11:00 am

INDXX BRAZIL INFRASTRUCTURE INDEX FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS ST INSIGHTS NON-LENDABLE FUND; EMERGING MARKETS ST INSIGHTS NON-LENDABLE FUND B; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; FIDELITY FIXED-INCOME TRUST: FIDELITY SERIES GLOBAL; FORTIS L FUND EQUITY BRAZIL; GORDON E. END BETTY I. MOORE FOUNDATION; IBM DIVERSIFIED GLOBAL EQUITY FUND; IBM SAVINGS PLAN; ILLINOIS STATE BOARD OF INVESTMENT; ISHARES MSCI BRAZIL (FREE) INDEX FUND; ISHARES MSCI BRIC INDEX FUND; JOHN HANCOCK FUNDS II: INTERNATIONAL EQUITY INDEX FUND; JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST A; JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST B; LAUDUS ROSEMBERG INTERNATIONAL DISCOVERY FUND; MICROSOFT GLOBAL FINANCE; MUNICIPAL EMPLOYES ANNUITY AND B F OF CHICAGO; NATIONAL RAILROAD RETIREMENT INVESTMENT TRUST; NORGES BANK; NORTHERN TRUST NON-UCITS COMMON CONTRACTUAL F; NORTHERN TRUST QUANTITATIVE FUND PLC; PENSIONSKASSERNES ADMINISTRATION A/S; PPL SERVICES CORPORATION MASTER TRUST; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; RAYTHEON COMPANY MASTER TRUST; RETAIL EMPLOYES SUPERANNUATION PTY LIMITED; RETIREMENT PLAN FOR EMPLOYEES OF AETNA INC; RIVERSOURCE INTERNATIONAL SERIES, INC RIVERSOURSE DISCIPLINED INTERNATIONAL; RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND; SCRI ROBECO INSTITUTIONEEL EMERGING MARKETS QUANT FONDS; SCHWAB EMERGING MARKETS EQUITY ETF; SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; STATE OF NEW MEXICO EDUCATIONAL RETIREMENT BOARD; STATE OF WINSCOSIN INVESTMENT BOARD MASTER TRUST; TEACHER RETIREMENT SYSTEM OF TEXAS; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; THE FUTURE FUND BOARD OF GUARDIANS; THE ILLINOIS MUNICIPAL EMPLOYEES RETIREMENT FUND; THE PUBLIC EDUCATION EMPLOYEE RETIREMENT SYSTEM OF MISSOURI; THE PUBLIC SCHOOL RETIREMENT SYSTEM OF MISSOURI; TCW EMERGING MARKETS EQUITIES FUND; UAW RETIREE MEDICAL BENEFITS TRUST; UNIVERSITY OF WASHINGTON; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VANGUARD INVESTMENT SERIES, PLC; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND A SERIES OF VANGUARD STAR FUNDS; WELLINGTON TRUST COMPANY N.A.; WEST VIRGINIA INVESTMENT MANAGEMENT BOARD; WILMINGTON MULTI-MANAGER INTERNATIONAL FUND; CSHG DIVIDENDOS FUNDO DE INVESTIMENTO EM AÇÕES; CSHG STRATEGY II MASTER FUNDO DE INVESTIMENTO EM AÇÕES; CSHG STRATEGY LONG SHORT MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; CSHG VERDE EQUITY MASTER FUNDO DE INVESTIMENTO EM AÇÕES; CSHG VERDE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; STRATEGY HG FUND, LLC ; GREEN HG FUND LLC

This page is part of the Minutes of the Annual Shareholders’ Meeting of Brasil Telecom S.A., held on April 27, 2010, at 11:00 am

Conforms to the original recorded in the Company’s own books.

Brasília, April 27, 2010.

Maria Gabriela C. da Silva Menezes Côrtes	Rafael Padilha Calábria
Chair	Secretary

This page is part of the Minutes of the Annual Shareholders’ Meeting of Brasil Telecom S.A., held on April 27, 2010, at 11:00 am

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2010

BRASIL TELECOM S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Chief Financial Officer and Investor Relations Officer